UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I. General Identifying Information

1.       Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

[X] Merger

[  ] Liquidation

[  ] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[  ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

2.       Name of fund: The Bramwell Funds, Inc.

3.       Securities and Exchange Commission File No: 811-08546

4.        Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

           [X]       Initial Application     [  ]     Amendment

5.        Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                      745 Fifth Avenue

                      New York, NY 10151

6.        Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Margaret A. Bancroft

Dechert LLP

30 Rockefeller Plaza

New York, NY 10112

Telephone: (212) 698-3590

7.        Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with  rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

                                                  Sentinel Asset Management, Inc

                                                  One National Life Drive

                                                  Montpelier, VT 05604

                                                  Attn: Russ Morgan , CCO

                                                          802-221-3097

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules

            31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

[X] Management company;

[  ] Unit investment trust; or

[  ] Face-amount certificate company.

9.        Subclassification if the fund is a management company (check only one):

[ X ] Open-end [  ] Closed-end

10.       State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                    Maryland

11.       Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                    Bramwell Capital Management, Inc.

                    745 Fifth Avenue

                    New York, New York 10151

12.        Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                     Not Applicable.

13.         If the fund is a unit investment trust ("UIT") provide:

              (a)      Depositor's name(s) and address(es): Not Applicable

              (b)      Trustee's name(s) and address(es): Not Applicable

14.        Is there a UIT registered under the Act that served as a vehicle for investment in the fund

             (e.g., an insurance company separate account)?

             [  ] Yes          [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-____

Business Address:

15.          (a)      Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place:

          December 12, 2005

If No, explain:

                (b)       Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the shareholder vote took place:

          March 10, 2006

If No, explain:

II. Distribution to Shareholders

16.           Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes       [  ] No

               (a)          If Yes, list the date(s) on which the fund made those distributions:

                                        Pursuant to an Agreement and Plan of Reorganization dated December 12, 2005, the assets and liabilities of each of the two series of the Fund as of the March 17, 2006 closing date were acquired by two newly created series of

                                        Sentinel Group Funds, Inc., in exchange for the delivery to the Fund and the holders of the shares of the two series of the Fund a number of shares of the two newly created series equivalent to the shares held by the holders of the two series of the Fund.

               (b)          Were the distributions made on the basis of net assets?

                              [X] Yes      [  ] No

               (c)           Were the distributions made pro rata based on share ownership?

                              [X] Yes      [  ] No

               (d)            If No to (b) or (c) above, describe the method of distributions to shareholders.

                               For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

               (e)            Liquidations only:

                                         Were any distributions to shareholders made in kind?

                                          [  ] Yes    [  ] No

   If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.           Closed-end funds only:

                 Has the fund issued senior securities?

                  [  ] Yes     [   ] No

                   If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.              Has the fund distributed all of its assets to the fund's shareholders?

[ X ] Yes    [   ] No

If No,

                  (a)         How many shareholders does the fund have as of the date this form is filed?  None; the shares of the two series of the Fund were redeemed and cancelled pursuant to the Agreement and Plan of Reorganization.

                  (b)        Describe the relationship of each remaining shareholder to the fund:

19.             Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ] Yes   [ X ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.              Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ] Yes [X] No

If Yes,

                   (a)         Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                                            Not applicable.

                   (b)          Why has the fund retained the remaining assets?

                                          Not applicable.

                   (c)           Will the remaining assets be invested in securities?

                                   [   ] Yes      [  ] No

21.             Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ] Yes   [X] No

If Yes,

                  (a)              Describe the type and amount of each debt or other liability:

                  (b)             How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request for Deregistration

22.              (a)             List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$170,877.50

(ii)	Accounting and tax expenses:	$2,500.00

(iii)	Other expenses (list and identify separately):

	Tail Directors and Officers insurance	$99,500.00
	Mailing, tabulation and solicitation	$77,739.00
	Typesetting, printing and filing	$16,852.00

(iv)	Total expenses (sum of lines (i)-(iii) above):	$367,468.50

                (b)                   How were those expenses allocated?

                                       See Item 22(c) below.

                 (c)                  Who paid the expenses?

All legal expenses, and expenses incurred in connection with the costs of preparing, filing, printing and mailing the proxy soliciting materials to the holders of the Funds' two series and soliciting shareholder votes were paid by Sentinel Advisors Company or an affiliate; the Directors and Officers Tail Insurance was paid by the Fund adviser, Bramwell Capital Management, Inc.

                 (d)                 How did the fund pay for unamortized expenses (if any)?

                                      Not applicable.

23.          Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ] Yes [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.             Is the fund a party to any litigation or administrative proceeding?

[  ] Yes [X] No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

25.              Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.              (a)        State the name of the fund surviving the Merger: Sentinel Group Funds, Inc.

                   (b)       State the Investment Company Act file number of the fund surviving the Merger:  811-00214

                   (c)        If the merger or reorganization agreement has been filed with the Commission, state the file number(s),

                               form type used and date the agreement was filed:

The Agreement and Plan of Reorganization was filed as Exhibit A to the definitive proxy statement/prospectus filed on Form N-14 with the Commission on December 16, 2005.

                   (d)       If the merger or reorganization agreement has not been field with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

           The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of The Bramwell Funds, Inc., (ii) she is the President of The Bramwell Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

By:	/s/ Elizabeth R. Bramwell
President